Pricing supplement no. 1542 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-XI August 1, 2008	Registration Statement No. 333-130051 Dated September 8, 2008 Rule 424(b)(3)

Structured Investments	JPMorgan Chase & Co. $2,000,000 Principal Protected Notes Linked to the Dow Jones — AIG Commodity IndexSM due September 13, 2011

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 13, 2011*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek a return of 1.5 times the appreciation of the Dow Jones — AIG Commodity IndexSM up to a maximum return on the notes at maturity of 34.75%. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on September 8, 2008 and are expected to settle on or about September 11, 2008.

Key Terms

Index:	The Dow Jones — AIG Commodity IndexSM (“DJAIG”) (the “Index”)
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero. If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the Participation Rate, subject to the Maximum Return on the notes of 34.75%. For example, if the Index Return is equal to or greater than 23.1667%, you will receive the Maximum Return on the notes of 34.75%, which entitles you to a maximum payment at maturity of $1,347.50 for every $1,000 principal amount note that you hold.

Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will be calculated as follows:

$1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return.

Maximum Return:	34.75%
Participation Rate:	150%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 178.730.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	September 8, 2011*
Maturity Date:	September 13, 2011*
CUSIP:	48123LPE8

* Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-XI.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 32-XI and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$25	$975

Total	$2,000,000	$50,000	$1,950,000

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $25.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-148 of the accompanying product supplement no. 32-XI.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 8, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-XI dated August 1, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 8, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-XI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 32-XI dated August 1, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003881/e32475_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

  Notwithstanding any statements to the contrary set forth in the accompanying product supplement no. 32-XI, for purposes of the notes offered hereby, the concept of a “hedging disruption event” is not applicable. Accordingly, an event that would otherwise constitute a hedging disruption event as described in the accompanying product supplement no. 32-XI will not constitute a market disruption event, nor will such an event permit us to accelerate the payment on the notes. You should disregard all references to, and discussion of, a hedging disruption event and its effects on the notes in the accompanying product supplement no. 32-XI.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate of 150%, up to the Maximum Return on the notes of 34.75%, provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION OF THE DOW JONES — AIG COMMODITY INDEXSM — The Index is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. See “The Dow Jones — AIG Commodity IndexSM” in the accompanying product supplement no. 32-XI for additional information about the Index.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-XI. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones — AIG Commodity IndexSM	PS-1
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 4.92%, compounded semi-annually. Based on our determination of the comparable yield, the “projected payment schedule,” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,157.60. Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

September 11, 2008 through December 31, 2008	$15.03	$15.03

January 1, 2009 through December 31, 2009	$50.55	$65.58

January 1, 2010 through December 31, 2010	$53.07	$118.65

January 1, 2011 through September 13, 2011	$38.95	$157.60

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the commodities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-XI dated August 1, 2008.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed the Maximum Return of 34.75% of the principal amount, regardless of the appreciation in the Index, which may be significant.
  THE NOTES MAY NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL COMMODITY FUTURES CONTRACTS — You may receive a lower payment at maturity than you would have received if you had invested in the Index or the individual commodity futures contracts constituting the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. Because the Ending Index Level will be calculated based on the Index closing level on a single business day near the end of the term of the notes, the level of the Index at the maturity date or at other times during the term of the notes could be higher than the Ending Index Level. This difference could be particularly large if there is a significant decrease in the level of the Index during the latter portion of the term of the notes or if there is significant volatility in the Index closing level during the term of the notes, especially on dates near the Observation Date.
  INVESTMENTS RELATED TO THE VALUE OF THE INDEX MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The value of the Index is subject to variables than may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the level of the Index to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.
  HIGHER FUTURE PRICES OF COMMODITIES INCLUDED IN THE INDEX RELATIVE TO THEIR CURRENT PRICES MAY LEAD TO A DECREASE IN THE PAYMENT AT MATURITY OF THE NOTES — As the contracts that underlie the Index come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as “rolling.” Excluding other considerations, if the market for these contracts is in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, some of the commodities reflected in the Index have historically exhibited “contango” markets rather than backwardation. Contango markets are those in which prices are higher in more distant delivery months than in nearer delivery months. Commodities may also fluctuate between backwardation and contango markets. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, the payment at maturity of the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones — AIG Commodity IndexSM	PS-2
  CHANGES IN THE COMPOSITION AND VALUATION OF THE INDEX MAY ADVERSELY AFFECT THE PAYMENT AT MATURITY AND/OR THE MARKET VALUE OF THE NOTES — The composition of the Index may change over time, as additional futures contracts satisfy the eligibility criteria or futures contracts currently included in the Index fail to satisfy such criteria. The weighting factors applied to each commodity included in the Index may change annually, based on changes in commodity production statistics. In addition, the index publisher may modify the methodology for determining the composition and weighting of the Index and for calculating its level in order to assure that the Index represents a measure of performance over time of the markets for the underlying commodities. A number of modifications to the methodology for determining the contracts to be included in the Index, and for valuing the Index, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the payment at maturity and/or the market value of the notes.
  NO INTEREST PAYMENTS OR RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of the exchange-traded futures contracts on the commodities underlying the Index have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts that compose the Index are based (the “Index Commodities”) or the exchange-traded futures contracts on the Index Commodities;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones — AIG Commodity IndexSM	PS-3

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table on the following page illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and reflects the Participation Rate of 150% and the Maximum Return of 34.75%, and assumes an Initial Index Level of 180. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (150%)	Additional Amount		Principal		Payment at Maturity

324.000	80.0000%	34.75%	$347.50	+	$1,000.00	=	$1,347.50
306.000	70.0000%	34.75%	$347.50	+	$1,000.00	=	$1,347.50
288.000	60.0000%	34.75%	$347.50	+	$1,000.00	=	$1,347.50
270.000	50.0000%	34.75%	$347.50	+	$1,000.00	=	$1,347.50
252.000	40.0000%	34.75%	$347.50	+	$1,000.00	=	$1,347.50
234.000	30.0000%	34.75%	$347.50	+	$1,000.00	=	$1,347.50
221.700	23.1667%	34.75%	$347.50	+	$1,000.00	=	$1,347.50
216.000	20.0000%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
198.000	10.0000%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
189.000	5.0000%	7.50%	$75.00	+	$1,000.00	=	$1,075.00
180.000	0.0000%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
162.000	-10.0000%	N/A	$0.00	+	$1,000.00	=	$1,000.00
144.000	-20.0000%	N/A	$0.00	+	$1,000.00	=	$1,000.00
126.000	-30.0000%	N/A	$0.00	+	$1,000.00	=	$1,000.00
108.000	-40.0000%	N/A	$0.00	+	$1,000.00	=	$1,000.00
90.000	-50.0000%	N/A	$0.00	+	$1,000.00	=	$1,000.00
72.000	-60.0000%	N/A	$0.00	+	$1,000.00	=	$1,000.00
54.000	-70.0000%	N/A	$0.00	+	$1,000.00	=	$1,000.00
36.000	-80.0000%	N/A	$0.00	+	$1,000.00	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 180 to an Ending Index Level of 216. Because the Ending Index Level of 216 is greater than the Initial Index Level of 180 and the Index Return of 20% multiplied by 1.5 does not exceed the Maximum Return of 34.75%, the Additional Amount is equal to $300 and the final payment at maturity is equal to $1,300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(216-180)/180] x 150%) = $1,300

Example 2: The level of the Index decreases from the Initial Index Level of 180 to an Ending Index Level of 162. Because the Ending Index Level of 162 is lower than the Initial Index Level of 180, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 180 to an Ending Index Level of 234. Because the Ending Index Level of 234 is greater than the Initial Index Level of 180 and the Index Return of 30% multiplied by 1.5 exceeds the Maximum Return of 34.75%, the investor receives a payment at maturity of $1,347.50 per $1,000 principal amount note, the maximum payment on the notes.

Historical Information

The following graph shows the historical weekly performance of the Index from January 3, 2003 through September 5, 2008. The Index closing level on September 8, 2008 was 178.730. We obtained the various Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones — AIG Commodity IndexSM	PS-4